

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2013

<u>Via Email</u>
Eric Schwartz
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-1101

> **Re:** **Collabrium Japan Acquisition Corporation**
> **Schedule TO-I filed December 23, 2013**
> **SEC File No. 5-87034**

Dear Mr. Schwartz:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase filed as Exhibit 99(a)(1)(A) to the Schedule TO-I.

<u>Exhibit (a)(1)(A) – Offer to Purchase dated December 23, 2013</u>

<u>General</u>

1. If the extension offer fails and you are not able to consummate a business combination by January 24, 2013, clarify whether Collabrium Japan would continue to exist as a legal entity after you distribute the aggregate funds then on

deposit in the Trust Account. That is, will it actually dissolve or remain as a shell entity. If the latter, will this legal entity have value as a public shell?

2. Throughout the Offer to Purchase where you describe the purchase price in the Offer, you caveat it with the term "approximately." For example, on the cover page, you state that Collabrium will purchase up to 3,253,818 shares at a purchase price of "approximately $10.26 per share." We note the disclosure in the Q&A section on page 5 indicating that the price offered is set in your Charter and represents the aggregate amount on deposit in the Trust Account, including interest but net of taxes payable, divided by the number of outstanding shares. Item 1004 of Regulation M-A requires you to describe the material terms of the transaction, including (with specificity) the offer price. Tell us how the description in the Offer to Purchase and the use of the term "approximately" when setting a purchase price complies with this requirement. If the final purchase price can be calculated based on a formula, so indicate and describe the applicable formula. We note the disclosure on page 5 in the Q&A section describing adjustments to the offer price "to account for expenses incurred and other liabilities of ours at the completion of the Offer." We may have further comments.

3. See our last comment above. In addition to qualifying the description of the purchase price through the use of the term "approximately," you state that you will purchase up to 3,253,818 shares, "subject to adjustment." Clarify what you mean by this caveat regarding the maximum number of shares that may be tendered into the offer. Just as with the purchase price in the offer, the maximum number of shares must be stated with specificity.

Important, page iv

4. You state that you will not make the offer to, "nor will tenders be accepted from form or on behalf of" shareholders in certain jurisdictions. While you are not required to disseminate offer materials into jurisdictions where doing so would be illegal, the all-holders provisions of Rule 13e-4(f)(8)(i) require you to accept all subject securities properly tendered. Please revise here and later in the Offer to Purchase including on page 37 under "Miscellaneous" where similar disclosure appears.

Forward-Looking Statements, page 12

5. You state that you undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of the offer to Purchase. Please revise, consistent with your obligations under Rule 13e-4(c).

If Third Parties bring claims against us, the proceeds in the trust account could be reduced and the per-share redemption amount received by shareholders may be less than approximately $10.326 per share, page 14

6. See our comment above about the requirement in Schedule TO to state the offer price with specificity. If in this section you are attempting to describe the risk of a potential decrease in the per share offer price, any changes to the offer price would trigger a requirement that at least ten business days remain the offer from the date that notice of such change is disseminated to shareholders. Please confirm your understanding. If the reference to "redemption" here refers to a risk other than in the pursuance price being paid in the offer, please clarify. See Rule 13e-4(f)(1)(ii).

Determination of Validity; Rejection of Ordinary Shares; Waiver of Defects; No Obligation to Give Notice of Defects, page 26

7. Refer to our comment above about the all-holders provisions of Rule 13e-4 which do not permit you to reject tenders from holders of securities which are the subject of the offer. Revise the language in the last paragraph on page 26 accordingly.

Conditions of the Extension and the Offer, page 29

8. All offer condition other than regulatory condition necessary to the consummation of the offer must be satisfied or waived as of the expiration of the offer. With this in mind, we are confused by the language "or immediately prior to such payment" in the third full paragraph on page 29. It seems to imply that a condition may survive the expiration of the offer or otherwise extend through the date of payment for tendered shares. Pleas revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

Eric Schwartz, Esq.
Graubard Miller
December 30, 2013
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any questions about these comments or your filing generally to me at 202-551-3263.

                                        Sincerely,

                                        /s/ Christina Chalk

                                        Christina Chalk
                                        Senior Special Counsel
                                        Office of Mergers and
                                        Acquisitions